Exhibit 99.1

Nano Dimension Announces Q1/2024 Results Demonstrating

Continued Gross Margin Expansion and Path to Profitability

Gross Margin Improvement of 235 bps

46.2% in Q1/2024, Up From 43.9% in Q1/2023

Adjusted Gross Margin Improvement of 265 bps

49.8% in Q1/2024, Up From 47.1% in Q1/2023

“Reshaping Nano Initiative” Taking Effect with

75% Improvement in Net Cash Burn

$7.0M in Q1/2024, Compared to $27.4M in Q1/2023

Outstanding Shares Reduced by 15% to 219 Million, Over the Last 15 Months

Strong Capital Position and Cash Management Keeps Company On Previously Announced Path of Net Cash Burn for 2024 to be $12-20M

Conference Call to be Held Today at 9:00 A.M. EDT

Waltham, Massachusetts, June 3rd, 2024 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics, additive PCB assembly & printhead drivers and software (AME), and a supplier of Additive Manufacturing machines and materials (AM), today announced financial results for the first quarter ended March 31st, 2024.

Revenue:

●	Q1/2024 was $13.36 million
●	Q1/2023 was $14.97 million (unusual Q1/2023, spillover from Q4/2022)

Gross Margin (GM):

●	Q1/2024 was 46%
●	Q1/2023 was 44%
●	235 bps improvement

Adjusted Gross Margin1 (Adjusted GM):

●	Q1/2024 was 50%
●	Q1/2023 was 47%
●	265 bps improvement

Adjusted EBITDA:

●	Q1/2024 was negative $13.6 million
●	Q1/2023 was negative $23.7 million
●	43% improvement

Net cash burn2:

●	Q1/2024 was $7.0 million
●	Q1/2023 was $27.4 million
●	75% reduction

[1]	Excluding cost of revenues from depreciation and share-based compensation expenses
[2]	Change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares purchase

Details regarding Adjusted GM and Adjusted EBITDA can be found below in this press release under “non-IFRS measures.”

CEO MESSAGE TO SHAREHOLDERS:

Dear Shareholders,

This was a quarter in which we have seen evidence that the financial results are reflecting our long-term planning. What we said will happen, has happened. I will separate my note into two main pillars in which we assess our business, and we hope you do as well: our income statement and our capital allocation – each being distinct but highly interrelated.

Income statement

Our income statement is naturally a key metric. We have often said it is not about one quarter, but quarters over time, and what story the numbers reveal about the direction of the business. On this note, for shareholders focused on financial discipline and moving towards profitability, there is a positive story emerging that is the product of a methodical plan.

Top-line

In 2021, we set a goal to increase revenue considerably. This should not be the sole goal of any business, nor was or is it of Nano Dimension. But it was an interim goal as a means of reaching a minimal threshold to achieve efficiencies.

We have done this.

In Q1/2021, the last-twelve-month (LTM) revenue was $3.5 million; in Q1/2024 the LTM revenue was $55 million, displaying compound annual growth rate (CAGR) of 150%.

On a comparable basis, while Q1/2023 was nontypically high as a result of spillover from Q4/2022, we expect our budgeted growth to continue on an annual basis.

Gross Margins

While simultaneously making progress on our revenue growth objective, we set out another one: Increasing gross margins, which reflect how we price our sophisticated hi-tech products and our efficiency in manufacturing them vis-à-vis our costs of goods sold (COGS). Surely, this is not our end-goal either, but a critical intermediate step.

We have done this.

We improved our gross margins from 10% in Q1/2022 to 46% in Q1/2024, for a relative expansion of approx. 360%.

Operating Expenses

After growing our revenue and expanding our gross margins, we shifted our focus to reducing our operating expenses, which is critical for the ultimate goal of profitability. Our work in this area comes largely from our Reshaping Nano Initiative, which we announced in Q4/2023. We developed a detailed plan to evolve our global workforce based on the benefits of organizational synergies following a robust M&A program, while not forgoing progress in R&D innovations and go-to-market effectiveness.

We have done this.

We finished Q1/2024 with a notable reduction in our net cash burn down to $7 million. This is not the end of the story. With this, I want to reaffirm our guidance that we announced in our 2023 full year results: our reduced cash used in operations along with our strong cash management means our effective cash burn will be no more than $20 million for the year, and perhaps as low as $12 million.

This is critical. Even without any other big developments, Nano Dimension can maintain its position of strength with minimal cash usage.

Capital allocation

Our balance sheet is our strategic advantage. How we manage and allocate the capital, is perhaps the greatest indicator of future success.

R&D and Innovation

The list of accomplishments over the last three years is long, but one focal area has been our industrial AI work coming out of our DeepCube Group that has created differentiated, secure IP to serve the business long into the future.

We have done this.

Even if we just limit ourselves to Q1/2024, we have filed an important patent related to our industrial AI work from our DeepCube Group and large language models (“LLMs”).

Transformational M&A

This is arguably the only area where there is not a publicly disclosable Q1/2024 development. But I want to say this clearly: This is a feature, not a bug. As we have always been, our team and banking advisors are pursuing transactions at the right cost, not at any cost. While we believe more than ever that there are great consolidation opportunities in the scope of our M&A search, it is critical we don’t fall into the same mistake that many others have made and that is not thinking critically about a return-on-investment (ROI).

Valuable opportunities are becoming more likely as many companies are seeing their own cash reserves dwindle with limited and arguably prohibitively costly mechanisms for securing additional capital.

We are in strong AND ACTIVE positions, which are only getting stronger.

Share Repurchase Program

We continually assess the best use of our cash. Considering that our current shares trade at a discount to cash value, we believe a share buyback should be considered in comparison to other alternatives, as it also provides value to shareholders. We said we would do this in 2023.

We have done this.

Outstanding Shares Reduced by 15% to 219 Million, Over the Last 15 months.

We have purchased 51,064,088 ordinary shares at approx. $2-$3 per share below cash and investments value since February 2023. Our program has brought our current outstanding share count to 219,237,825 ordinary shares as of March 31st, 2024; presenting a cash and investment value of approximately $4.1 per share (without considering the value of the $55-$60 million revenue business) as of Q1/2024.

In closing

Our markets and their macro environments are neither perpetuum mobile, nor are they static, and so is our business. On many important items and especially those clearly within our control, what we said will happen, has happened. This is not to say there is no more to do, and some of the most important things still lie ahead. It is just the beginning.

Thank you for your support.

Yoav Stern

Chief Executive Officer and a Member of the Board of Directors

Nano Dimension

FINANCIAL RESULTS:

First Quarter 2024 Financial Results

●	Total revenues for the first quarter of 2024 were $13,364,000, compared to $14,965,000 in the first quarter of 2023. The decrease is attributed to decreased sales of the Company’s product lines.

●	Total cost of revenues for the first quarter of 2024 was $7,186,000, compared to $8,399,000 in the first quarter of 2023. The decrease resulted primarily from the above-mentioned decrease in revenues and cost reductions that improved the gross margin.

●	As a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the first quarter of 2024 compared to the first quarter of 2023.

●	R&D expenses for the first quarter of 2024 were $9,133,000, compared to $19,250,000 in the first quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, share-based compensation expenses, materials for R&D use and subcontractor services.

●	Sales and marketing expenses for the first quarter of 2024 were $6,517,000, compared to $7,486,000 in the first quarter of 2023. The decrease is attributed mainly to payroll and related expenses, as well as share-based compensation expenses.

●	General and administrative expenses for the first quarter of 2024 were $9,602,000, compared to $11,033,000 in the first quarter of 2023. The decrease is mainly attributed to a decrease in professional services, payroll and related expenses, and is partially offset by an increase in share-based compensation expenses.

●	Net loss for the first quarter of 2024 was $34,772,000, or $0.15 loss per share, compared to net income of $22,222,000, or $0.09 per share, in the first quarter of 2023, with gains that quarter mainly attributed to the re-valuation of our investment in securities.

Conference call information

The Company will host a conference call to discuss these financial results today, June 3rd, 2024, at 9:00 a.m. EDT (4:00 p.m. IDT).

The call can be accessed via webcast link or phone as detailed below.

For webcast link with presentation viewing:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=GmLH60ir

For phone:

U.S. Dial-in Number (Toll Free): 1-844-695-5517

International Dial-in Number: 1-412-902-6751

Israel Dial-in Number (Toll Free): 1-80-9212373

Please request the “Nano Dimension NNDM call” when prompted by the conference call operator.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses moving towards profitability, its expectation for its budgeted growth to continue, that its effective cash burn will be no more than $20 million for the year, and perhaps as low as $12 million, that Nano Dimension can maintain its position of strength with minimal cash usage, the Company’s belief that there are great consolidation opportunities in the scope of its M&A search, that valuable opportunities are becoming more likely and the Company’s belief that a share buyback provides considerable value to shareholders. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Tomer Pinchas, CFO & COO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	March 31,		December 31,
	2023	2024	2023[1]
(In thousands of USD)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	412,172	251,858	309,571
Bank deposits	573,847	541,164	541,967
Restricted deposits	60	60	60
Trade receivables	10,152	11,840	12,710
Other receivables	6,076	6,419	11,290
Inventory	20,040	19,698	18,390
Total current assets	1,022,347	831,039	893,988

Restricted deposits	1,107	879	881
Investment in securities	160,260	112,657	138,446
Deferred tax	118	—	—
Other receivables	816	—	—
Property plant and equipment, net	10,012	16,078	16,716
Right-of-use assets	15,497	11,084	12,072
Intangible assets	—	2,235	2,235
Total non-current assets	187,810	142,933	170,350
Total assets	1,210,157	973,972	1,064,338

Liabilities
Trade payables	5,503	4,123	4,696
Financial derivatives and deferred consideration	5,040	—	—
Other payables	18,456	21,837	25,265
Current portion of lease liability	4,724	4,317	4,473
Current portion of bank loan	347	138	38
Total current liabilities	34,070	30,415	34,472

Liability in respect of government grants	1,861	1,989	1,895
Employee benefits	1,561	4,009	2,773
Liability in respect of warrants	123	—	—
Long term lease liability	11,409	7,900	8,742
Deferred tax liabilities	—	—	75
Bank loan	686	380	595
	15,640	14,278	14,080
Total non-current liabilities	49,710	44,693	48,552
Total liabilities

Equity
Non-controlling interests	578	857	1,011
Share capital	389,943	404,366	400,700
Share premium and capital reserves	1,300,781	1,298,973	1,299,542
Treasury shares	(19,901)	(149,461)	(97,896)
Foreign currency translation reserve	973	1,249	2,929
Remeasurement of net defined benefit liability (IAS 19)	2,508	(726)	707
Accumulated loss	(514,435)	(625,979)	(591,207)
Equity attributable to owners of the Company	1,159,869	928,422	1,014,775
Total equity	1,160,447	929,279	1,015,786
Total liabilities and equity	1,210,157	973,972	1,064,338

[1]	The December 31, 2023, balances were derived from the Company’s audited annual financial statements

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Three Months Ended March 31,		Year ended December 31,
	2023	2024	2023
	Thousands	Thousands	Thousands
	USD	USD	USD
Revenues	14,965	13,364	56,314
Cost of revenues	8,267	7,142	30,759
Cost of revenues - write-down of inventories	132	44	97
Total cost of revenues	8,399	7,186	30,856
Gross profit	6,566	6,178	25,458
Research and development expenses	19,250	9,133	62,004
Sales and marketing expenses	7,486	6,517	31,707
General and administrative expenses	11,033	9,602	58,254
Other income, net	—	109	1,627
Operating loss	(31,203)	(18,965)	(124,880)
Finance income	56,826	11,311	70,934
Finance expenses	3,590	27,324	1,652
Income (Loss) before taxes on income	22,033	(34,978)	(55,598)
Taxes benefit (expenses)	(74)	16	(62)
Income (Loss) for the period	21,959	(34,962)	(55,660)
Loss attributable to non-controlling interests	(263)	(190)	(1,110)
Income (Loss) attributable to owners	22,222	(34,772)	(54,550)

Income (Loss) per share
Basic gain (loss) per share	0.09	(0.15)	(0.22)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	403	(1,704)	2,368
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	—	(1,433)	(1,801)
Total other comprehensive income (loss) for the period	403	(3,137)	567
Total comprehensive income (loss) for the period	22,362	(38,099)	(55,093)
Comprehensive loss attributable to non-controlling interests	(250)	(214)	(1,088)
Comprehensive income (loss) attributable to owners of the Company	22,612	(37,885)	(54,005)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance as December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	60	60
Loss for the period	—	—	—	—	—	(34,772)	(34,772)	(190)	(34,962)
Other comprehensive loss for the period	—	—	(1,433)	—	(1,680)	—	(3,113)	(24)	(3,137)
Exercise of warrants, options and vesting of RSUs	3,666	(3,666)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(51,565)	—	—	(51,565)	—	(51,565)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	3,460	—	—	—	—	3,460	—	3,460
Balance as of March 31, 2024	404,366	1,298,973	(726)	(149,461)	1,249	(625,979)	928,422	857	929,279

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	Three Months Ended March 31,		Year ended December 31
	2023	2024	2023
Cash flow from operating activities:
Net income (loss)	21,959	(34,962)	(55,660)
Adjustments:
Depreciation and amortization	1,423	2,066	6,544
Financing income net	(8,152)	(9,798)	(46,281)
Revaluation of financial liabilities accounted at fair value	191	22	461
Revaluation of financial assets accounted at fair value	(45,276)	25,789	(23,462)
Loss from disposal of property plant and equipment and right-of-use assets	124	6	326
Increase in deferred tax	(3)	—	(11)
Share-based payments	6,124	3,460	20,101
Other	45	37	164
	(45,524)	21,582	(42,158)
Changes in assets and liabilities:
Increase in inventory	(545)	(2,287)	(340)
(Increase) decrease in other receivables	(851)	4,589	(5,775)
(Increase) decrease in trade receivables	(3,708)	313	(5,603)
Increase (decrease) in other payables	(528)	(1,917)	4,856
Increase (decrease) in employee benefits	(561)	51	(1,478)
Increase (decrease) in trade payables	1,805	(345)	1,089
	(4,388)	404	(7,251)
Net cash used in operating activities	(27,953)	(12,976)	(105,069)

Cash flow from investing activities:
Change in bank deposits	(228,497)	(6,594)	(189,060)
Interest received	11,292	17,154	41,529
Change in restricted bank deposits	(271)	(11)	(27)
Acquisition of property plant and equipment	(3,944)	(776)	(9,098)
Acquisition of intangible asset	—	(711)	(1,524)
Payment of a liability for contingent consideration in a business combination	(3,960)	—	(9,255)
Other	—	—	835
Net cash from (used in) investing activities	(225,380)	9,062	(166,600)

Cash flow from financing activities:
Lease payments	(1,220)	(1,140)	(4,823)
Repayment long-term bank debt	(57)	(73)	(536)
Proceeds from non-controlling interests	—	—	1,089
Amounts recognized in respect of government grants liability	(85)	(36)	(298)
Payments of share price protection recognized in business combination	—	(363)	(4,459)
Repurchase of treasury shares	(18,392)	(51,565)	(96,387)
Net cash used in financing activities	(19,754)	(53,177)	(105,414)
Decrease in cash and cash equivalents	(273,087)	(57,091)	(377,083)
Cash and cash equivalents at beginning of the period	685,362	309,571	685,362
Effect of exchange rate fluctuations on cash	(103)	(622)	1,292
Cash and cash equivalents at end of the period	412,172	251,858	309,571

Non-cash transactions:
Intangible asset acquired on credit	—	—	711
Property plant and equipment acquired on credit	476	286	214
Recognition of a right-of-use asset	127	158	929

Non-IFRS measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

For the Three-Month Period Ended March 31, 2024

Net loss	(34,962)
Tax income	(16)
Depreciation	2,066
Interest income	(11,311)
EBITDA (loss)	(44,223)
Finance expense from revaluation of assets and liabilities	25,972
Exchange rate differences	1,333
Share-based compensation expenses	3,460
Other extraordinary income, net	(115)
Adjusted EBITDA (loss)	(13,573)

Gross profit	6,178
Depreciation and amortization	141
Share-based payments	335
Adjusted gross profit	6,654

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments and other extraordinary income, net, which consists of additional compensation for damaged fixed assets. Other financial expense (income), net includes exchange rate differences as well as finance income or revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.